Bioheart, Inc.
13794 NW 4th Street, Suite 212
Sunrise, Florida 33325

February 13, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, D.C. 20549
Attention:  Mr. Jeffrey P. Riedler

RE:

Bioheart, Inc.
Registration Statement on Form S-1
Filed January 19, 2012
File No. 333-179096

Ladies and Gentlemen:

Bioheart, Inc. (the “Company”) hereby requests immediate withdrawal of the duplicate filing of its registration statement on Form S-1/A under File No. 333-150333 together with all amendments and exhibits thereto (collectively, the "Registration Statement") filed with the Securities and Exchange Commission (the “Commission”). The Registration Statement was filed on February 8, 2012 and has not become effective. This request pertains only to the filing under File No. 333-150333 and is not to have any effect on the filings under File No. 333-179096.

The purpose for the request is to eliminate the duplicate file and duplicate filings in order to avoid confusion.

If you have any questions with respect to this matter, please contact me.

Sincerely,

/s/ Catherine Sulawske-Guck

Catherine Sulawske-Guck

Chief Operating Officer

cc:

Andrew Smith, Esq. (Sichenzia Ross Friedman Ference LLP)